SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)*


                                 Paula Financial
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    703588103
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 (Page 1 of 7)

CUSIP No.  703588103                    13G                   Page 2 of 7 Pages
-------------------------------------------------------------------------------



     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Saugatuck Capital Company Limited Partnership III
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                      (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                       6           SHARED VOTING POWER
                                   423,713
                       7           SOLE DISPOSITIVE POWER
                                   0
                       8           SHARED DISPOSITIVE POWER
                                   423,713
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             423,713
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.7%
    12       TYPE OF REPORTING PERSON
             PN

CUSIP No.  703588103                       13G                Page 3 of 7 Pages
-------------------------------------------------------------------------------



     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Greyrock Partners Limited Partnership
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                      (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                       6           SHARED VOTING POWER
                                   423,713
                       7           SOLE DISPOSITIVE POWER
                                   0
                       8           SHARED DISPOSITIVE POWER
                                   423,713
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             423,713
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                               |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.7%
    12       TYPE OF REPORTING PERSON
             PN

Item 1(a).     Name of Issuer:

     The name of the Issuer is Paula Financial (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 300 N. Lake Avenue, Suite 300, Pasadena, CA 91101.

Item 2(a).     Name of Person Filing:

     This statement is being filed jointly by (i) Saugatuck Capital Company Limited Partnership III ("SCCLP III") by virtue of its direct beneficial ownership of Common Stock and (ii) Greyrock Partners Limited Partnership ("Greyrock") by virtue of its having voting and dispositive control as the general partner of SCCLP III.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons is One Canterbury Green, Stamford, CT 06901.

Item 2(c).     Citizenship:

     SCCLP III and Greyrock are each limited partnerships organized under the laws of Delaware.

Item 2(d).     Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock.

Item 2(e).     CUSIP Number:

     703588103

Item 3.        Filing pursuant to Rules 13d-1(b) or 13d-2(b):

     This Schedule 13G statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


Item 4.        Ownership.


                                                       Sole       Shared                         Shared
                                                     Power to    Power to       Sole             Power
                           Amount                     Vote or    Vote or       Power to       to Dispose or
                        Beneficially      Percent      Direct     Direct      Direct the        Direct the
Reporting Person           Owned         of Class     the Vote   the Vote    Disposition of   Disposition of

 1.  SCCLP III           423,713 (1)       6.7%          0       423,173           0               423,173
 2.  Greyrock            423,713 (1)       6.7%          0       423,173           0               423,173

====================  ===============  ===========  =========== ===========  ==============   ===============

(1) By virtue of the relationships described in Item 2(a), Greyrock may be deemed to possess indirect beneficial ownership of the shares of Common Stock held by SCCLP III. Frank W. Hawley, Jr., Christy S. Sadler, Owen S. Crihfield, Richard P. Campbell, Jr., and Barbara E. Parker (the "Greyrock Partners") are each general partners of Greyrock. However, none of the Greyrock Partners, acting alone, has voting or investment power with respect to the shares of Common Stock beneficially held by SCCLP III, and, as a result, each Greyrock Partner disclaims beneficial ownership of the shares of Common Stock beneficially owned by SCCLP III. The filing of this Statement by Greyrock shall not be construed as an admission that Greyrock for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), is the beneficial owner of any securities covered by this statement.

Item 5.        Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Persons.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

     This statement has not been filed by a parent holding company.

Item 8.        Identification and Classification of Members of the Group.

     This Statement is not being filed by a group pursuant to Rule 13d-1(b)(ii)(H). The Reporting Persons hereby file this Schedule 13G pursuant to Rule 13d-1(c). The Reporting Persons acquired beneficial ownership of the shares reported as beneficially owned by them herein before any shares of Common Stock were registered pursuant to Section 12 of the Act. A copy of the agreement between the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit A.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998


SAUGATUCK CAPITAL COMPANY LIMITED
  PARTNERSHIP III

By:  Greyrock Partners Limited Partnership


By:  /s/ Barbara E. Parker
     ----------------------
     Barbara E. Parker
     General Partner


GREYROCK PARTNERS LIMITED PARTNERSHIP


By:  /s/ Barbara E. Parker
     -----------------------
     Barbara E. Parker
     General Partner

                                    EXHIBIT A


     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Paula Financial, a Delaware corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  February 5, 1998

SAUGATUCK CAPITAL COMPANY LIMITED PARTNERSHIP III

By:  Greyrock Partners Limited Partnership



By: /s/ Barbara E. Parker
    ----------------------
    Barbara E. Parker
    General Partner

GREYROCK PARTNERS LIMITED PARTNERSHIP



By: /s/ Barbara E. Parker
    ----------------------
    Barbara E. Parker
    General Partner